Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2006 and December 31, 2005

and for the periods ended September 30, 2006 and 2005

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE

Consolidated Balance Sheets - September 30, 2006 and December 31, 2005 (Unaudited)	3

Consolidated Statements of Income – Three months and nine months ended September 30, 2006 and 2005 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity - Nine months ended September 30, 2006 (Unaudited)	5

Consolidated Statements of Cash Flows - Nine months ended September 30, 2006 and 2005 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-10

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	September 30, 2006	December 31, 2005
Assets
Investments:
Fixed maturity securities held as available for sale, at fair value (amortized cost $8,961,685 and $8,499,138)	$9,203,178	$8,791,123
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $380,004 and $433,944)	375,067	430,700
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,430,931	1,278,611
Short-term investments, at amortized cost (which approximates fair value)	1,071,160	861,220
Other investments	121,501	156,571

Total investments	12,201,837	11,518,225
Cash and cash equivalents	173,054	116,339
Securities purchased under agreements to resell	301,896	380,306
Accrued investment income	131,809	128,865
Deferred acquisition costs	437,648	427,111
Prepaid reinsurance premiums	373,463	407,614
Reinsurance recoverable on unpaid losses	47,002	58,965
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $101,131 and $93,543)	98,148	98,626
Receivable for investments sold	4,994	3,550
Derivative assets	30,290	40,341
Other assets	70,383	249,397

Total assets	$13,947,462	$13,506,277

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,084,419	$3,185,200
Loss and loss adjustment expense reserves	725,629	721,502
Securities sold under agreements to repurchase	301,896	380,306
Variable interest entity floating rate notes	1,475,750	1,280,160
Short-term debt	40,898	58,745
Current income taxes	20,573	—
Deferred income taxes, net	438,134	465,407
Deferred fee revenue	13,420	15,954
Payable for investments purchased	284,754	62,325
Derivative liabilities	26,928	32,052
Other liabilities	185,220	224,726

Total liabilities	6,597,621	6,426,377

Commitments and contingencies (See Note 8)

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,682,214	1,672,310
Retained earnings	5,480,409	5,202,304
Accumulated other comprehensive income, net of deferred income tax of $97,501 and $126,539	172,218	190,286

Total shareholder’s equity	7,349,841	7,079,900

Total liabilities and shareholder’s equity	$13,947,462	$13,506,277

The accompanying notes are an integral part of the consolidated financial statements.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In thousands)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Revenues:
Gross premiums written	$207,524	$228,962	$646,836	$776,984
Ceded premiums	(28,434)	(37,583)	(84,435)	(107,354)

Net premiums written	179,090	191,379	562,401	669,630
Decrease (increase) in deferred premium revenue	36,609	17,710	85,968	(25,896)

Premiums earned (net of ceded premiums of $37,441, $38,245, $116,435 and $123,173)	215,699	209,089	648,369	643,734
Net investment income	159,745	124,338	430,574	361,043
Net realized gains (losses)	3,766	(7,666)	13,334	(7,148)
Net gains (losses) on derivative instruments	(6,111)	(2,055)	(4,962)	(3,045)
Fees and reimbursements	16,956	9,439	28,969	20,417
Other	281	1,497	995	3,560

Total revenues	390,336	334,642	1,117,279	1,018,561

Expenses:
Losses and loss adjustment	20,414	20,796	60,835	63,355
Amortization of deferred acquisition costs	16,774	16,121	50,162	49,636
Operating	36,051	34,075	103,798	97,088
Interest expense	22,225	8,363	53,928	19,867

Total expenses	95,464	79,355	268,723	229,946

Equity in net income (loss) of subsidiaries	(18)	—	(27)	—
Income before income taxes	294,854	255,287	848,529	788,615
Provision for income taxes	80,794	61,146	231,424	204,013

Net income	$214,060	$194,141	$617,105	$584,602

The accompanying notes are an integral part of the consolidated financial statements.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the nine months ended September 30, 2006

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2006	100,000	$15,000	$1,672,310	$5,202,304	$190,286	$7,079,900
Comprehensive income:
Net income	—	—	—	617,105	—	617,105
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(28,469)	—	—	—	—	(37,708)	(37,708)
Change in foreign currency translation net of change in deferred income taxes of $(569)	—	—	—	—	19,640	19,640

Other comprehensive loss						(18,068)

Comprehensive income						599,037

Dividends declared (per common share $3,390.00)	—	—	—	(339,000)	—	(339,000)
Variable interest entities	—	—	52	—	—	52
Stock-based compensation	—	—	9,852	—	—	9,852

Balance, September 30, 2006	100,000	$15,000	$1,682,214	$5,480,409	$172,218	$7,349,841

2006
Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$(11,424)
Reclassification adjustment, net of taxes	(26,284)

Net unrealized appreciation, net of taxes	$(37,708)

The accompanying notes are an integral part of the consolidated financial statements.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Nine months ended September 30
	2006	2005
Cash flows from operating activities:
Net income	$617,105	$584,602
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in accrued investment income	(2,944)	4,112
Increase in deferred acquisition costs	(10,537)	(24,975)
Decrease in prepaid reinsurance premiums	34,151	17,675
Decrease in deferred premium revenue	(100,781)	(3,122)
Increase (decrease) in loss and loss adjustment expense reserves	4,127	(37,446)
Decrease (increase) in reinsurance recoverable on unpaid losses	11,963	(11,067)
Depreciation	7,588	7,037
Decrease in salvage and subrogation	47,530	28,481
Amortization of bond premium, net	15,444	18,207
Net realized (gains) losses on sale of investments	(13,334)	7,148
Current income tax provision	20,573	4,395
Deferred income tax provision	26	16,433
Net losses on derivative instruments	4,962	3,045
Stock option compensation	8,765	12,790
Other, net	72,468	(77,131)

Total adjustments to net income	100,001	(34,418)

Net cash provided by operating activities	717,106	550,184

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(2,624,451)	(2,256,490)
Sale of fixed-maturity securities, net of receivable for investments sold	1,839,851	1,224,993
Redemption of fixed-maturity securities, net of receivable for investments redeemed	318,912	404,234
Sale (purchase) of short-term investments, net	93,779	(17,266)
Sale of other investments, net	39,311	29,439
Purchase of held-to-maturity investments	(152,320)	(200,000)
Capital expenditures	(7,058)	(4,457)
Disposals of capital assets	—	1,361
Other, investing	3,011	—

Net cash used by investing activities	(488,965)	(818,186)

Cash flows from financing activities:
Net repayment of short-term debt	(17,847)	—
Issuance of variable interest entity floating rate notes	300,000	200,000
Principal paydown of variable interest entity floating rate notes	(107,053)	—
Other borrowings and deposits	(5,799)	(5,907)
Capital issuance costs	(1,727)	(2,184)
Dividends paid	(339,000)	—

Net cash (used) provided by financing activities	(171,426)	191,909

Net increase (decrease) in cash and cash equivalents	56,715	(76,093)
Cash and cash equivalents - beginning of period	116,339	182,347

Cash and cash equivalents - end of period	$173,054	$106,254

Supplemental cash flow disclosures:
Income taxes paid	$152,934	$182,242
Interest paid:
Other borrowings and deposits	$5,008	$3,039
Variable interest entity floating rate notes	$39,877	$16,218
Non cash items:
Stock compensation	$8,765	$12,790

The accompanying notes are an integral part of the consolidated financial statements.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2005. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the nine months ended September 30, 2006 may not be indicative of the results that may be expected for the year ending December 31, 2006. The December 31, 2005 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of variable interest entity (VIE) interest expense from “Net investment income” to “Interest expense,” which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported.

NOTE 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Form 10-K for the year ended December 31, 2005. The following significant accounting policy provides an update to that included under the same caption in Exhibit 99.1 to MBIA Inc.’s Form 10-K.

PREMIUM REVENUE RECOGNITION

Upfront premiums are earned in proportion to the expiration of the related principal balance of an insured obligation. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of principal outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. When an MBIA Corp.-insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Installment premiums are earned on a straight-line basis over each installment period, generally one year or less. As the outstanding principal of an installment-based policy is paid down by the issuer of an MBIA Corp.-insured obligation, less premium is collected and recognized by MBIA Corp. Both upfront and installment premium recognition methods recognize premiums over the term of an insurance policy in proportion to the remaining outstanding principal balance of the insured obligation.

Premiums ceded to reinsurers reduce the amount of earned premium MBIA Corp. will recognize from its insurance policies. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized. Ceding commission income is recognized in earnings at the time the related premium is recognized.

NOTE 3: Dividends Declared

Dividends declared and paid by MBIA Corp. during the nine months ended September 30, 2006 were $339.0 million.

NOTE 4: Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain MBIA-administered, bankruptcy-remote special purpose vehicles (SPVs) and through third-party SPVs, of which certain third-party SPVs are consolidated within the financial statements of MBIA Corp. Third-party SPVs are used in a variety of structures guaranteed or managed by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a VIE under FASB Interpretation No. (FIN) 46(R), “Consolidation of Variable Interest Entities (Revised).” Under the provisions of FIN 46(R),

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary. The primary beneficiary is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE and is required to consolidate the VIE.

In the third quarter of 2004, MBIA Corp. began consolidating two VIEs established in connection with the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations to which MBIA Corp. provided financial guarantees. The assets of these entities, which are principally reported within “Other assets” on MBIA Corp.’s Consolidated Balance Sheets, totaled $1.0 million at September 30, 2006 and $2.5 million at December 31, 2005. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation. Additionally, MBIA Corp. consolidates certain third-party VIEs as a result of financial guarantees provided by the insurance operations. Third-party VIE assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on MBIA Corp.’s Consolidated Balance Sheets. The assets and liabilities of these VIEs each totaled $1.5 billion at September 30, 2006 and $1.3 billion at December 31, 2005. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies.

NOTE 5: Loss and Loss Adjustment Expense Reserves (LAE)

Loss and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on non-derivative obligations it has insured. A summary of the unallocated and case basis activity and the components of the liability for losses and LAE reserves for the first three quarters of 2006 are shown in the following table:

In thousands	3Q 2006	2Q 2006	1Q 2006
Case basis loss and LAE reserves:
Beginning balance	$451,745	$512,467	$512,888
Less: reinsurance recoverable	44,472	59,324	58,965

Net beginning balance	407,273	453,143	453,923

Case basis transfers from (to) unallocated loss reserve related to:
Current year	5,448	266	—
Prior years	11,822	(18,997)	10,650

Total	17,270	(18,731)	10,650

Paid related to:
Current year	998	5,681	—
Prior years	4,289	21,458	11,430

Total paid	5,287	27,139	11,430

Net ending balance	419,256	407,273	453,143
Plus: reinsurance recoverable	47,002	44,472	59,324

Case basis reserve ending balance	466,258	451,745	512,467

Unallocated loss reserve:
Beginning balance	256,548	217,885	208,614
Losses and LAE incurred(1)	20,414	20,295	20,126
Channel Re elimination(2)	(321)	(363)	(205)
Transfers from (to) case basis and LAE reserves	(17,270)	18,731	(10,650)

Unallocated loss reserve ending balance	259,371	256,548	217,885

Total	$725,629	$708,293	$730,352

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd. (Channel Re), which is carried on an equity-method accounting basis.

During the nine months ended September 30, 2006, total net case basis activity transferred from MBIA Corp.’s unallocated loss reserve was $9 million. Net case basis activity during 2006 consisted of loss reserves for insured obligations within the CDO, equipment lease pools and home equity loan sectors, MBIA Corp.’s guaranteed tax lien portfolio and

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

insured obligations issued by Allegheny Health, Education and Research Foundation (AHERF). Largely offsetting these loss reserves were reversals of previously established case basis reserves within the aircraft enhanced equipment trust certificates (EETCs) and manufactured housing sectors. The unallocated loss reserve approximated $259 million at September 30, 2006, which represents MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in its insured portfolio but have not been specifically identified and is available for future case-specific activity. MBIA Corp. recorded $61 million in losses and loss adjustment expenses in the nine months ended September 30, 2006 based on 12% of scheduled net earned premium. See “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Form 10-K for the year ended December 31, 2005 for a description of MBIA Corp.’s loss reserving policy.

NOTE 6: Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In the first quarter of 2006 and in connection with its remediation efforts, MBIA Corp. exercised a call right with respect to $411 million of MBIA Corp.-insured Northwest Airlines’ enhanced equipment trust certificates issued by Northwest Airlines Pass Through Trust 2000-1G (the Certificates). Under the terms of the trust agreement relating to the Certificates, MBIA Corp. had the right to call the Certificates at par as a result of the bankruptcy filing by Northwest Airlines. MBIA Corp. entered into an agreement with a third party under which the third party financed the call of the Certificates and purchased the Certificates from MBIA Corp. as part of a planned future securitization of the Certificates. MBIA Corp.’s policy guaranteeing payment of the Certificates remains in effect.

Due to certain continuing rights MBIA Corp. possesses with respect to the Certificates, MBIA Corp. recorded the Certificates and the related financing on its balance sheet under the requirements of Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Certificates are included within “Short-term investments” and the related financing is included within “Payable for investments purchased” on MBIA Corp.’s Consolidated Balance Sheets. During the third quarter of 2006, the carrying value of the Certificates and the related financing was $260 million as a result of principal payments associated with the sale of certain aircraft collateralizing the Certificates. At such time that MBIA Corp. no longer possesses its continuing rights with respect to the Certificates, including the potential completion of a securitization of the Certificates, the Certificates and the related financing are expected to no longer be recorded on MBIA Corp.’s Consolidated Balance Sheets.

NOTE 7: Derivative Instruments

A comprehensive discussion of MBIA Corp.’s derivative instruments is provided in “Note 6: Derivative Instruments” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Form 10-K for the year ended December 31, 2005. The following provides an update to such discussion and should be read in conjunction with the information included in “Note 6: Derivative Instruments” in Exhibit 99.1 to MBIA Inc.’s Form 10-K.

MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings within net gains (losses) on derivative instruments or in shareholder’s equity within accumulated other comprehensive income, depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of credit default swaps that MBIA Corp. intends to hold for the entire term of the contract. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp. reduces risks embedded in its insured portfolio through the use of reinsurance and by entering into derivative transactions. This includes cessions of insured derivatives under reinsurance agreements and capital markets transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Such arrangements are also accounted for as derivatives under SFAS 133 and recorded in MBIA Corp.’s financial statements at fair value. Premiums received on insured derivatives are recorded as part of premiums earned. Additionally, changes in fair values of these transactions are recorded through the income statement within net gains (losses) on derivative instruments.

NOTE 8: Commitments and Contingencies

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $354 million have been made under the Royal policies

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $397 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest.

On October 3, 2005, the U.S. Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expects Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged in connection with its appeal of the District Court judgment against it in 2003. MBIA has opposed Royal’s motion to release the collateral and believes that, in light of the Third Circuit affirmance of the parts of the District Court judgment enforcing the Royal policies, and the language in the pledge agreement, the collateral should remain subject to the pledge, although there is no assurance that the District Court will not order a release of the collateral.

If the collateral is released and Royal is unable to make payments on the Royal policies, MBIA Corp. would incur substantial losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

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